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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)    *

VIATEL HOLDING (BERMUDA) LIMITED
(Name of Issuer)
Common Stock, Par Value $0.01 per Share
(Title of Class of Securities)
G93447103
(Cusip Number)
Amy Kim Morgan Stanley 1585 Broadway NY, NY 10036 Tel: (212) 762-5079
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
December 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 23 Pages

Exhibit Index Found on Page 10

13D

CUSIP No. G93447103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ X ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 62,889,096
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 62,889,096
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,889,096[1]

_________________________

1  In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units of Morgan Stanley and its subsidiaries and affiliates. This filing does not reflect securities, if any, beneficially owned by any operating units of Morgan Stanley and its subsidiaries and affiliates whose ownership of securities is disaggregated from these operating units in accordance with the Release. The 62,889,096 share number set forth above includes (a) the 1,621,562 Common Shares beneficially owned by the Reporting Person, plus (b) 61,267,534 Common Shares into which the $45,950,651 in aggregate principal amount of Convertible Notes beneficially owned by the Reporting Person may be converted (which amount includes PIK interest paid through July 15, 2007, the most recent interest payment date). The exact number of Common Shares into which the Convertible Notes are convertible is not calculable at the present time because the Conversion Price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval by the majority noteholders). The 62,889,096 share number used above represents the maximum number of Common Shares that the Convertible Notes may be converted into pursuant to the terms of the Convertible Notes (which is based on the lowest Conversion Price that is applicable under the terms of the Convertible Notes, which is currently $0.75).

Page 2 of 23 Pages

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.47%[2]
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

_________________________

2  With respect to the calculation of the percentage of the outstanding Common Shares beneficially owned by the Reporting Persons, 71,504,794 was used as the total amount of outstanding Common Shares of the Company, which includes (a) the 10,630,000 total outstanding Common Shares amount reported by the Company as of November 1, 2007 and (b) the 61,267,534 Common Shares issuable upon full conversion of the Convertible Notes beneficially owned by the Reporting Person.

Page 3 of 23 Pages

13D

CUSIP No. G93447103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley & Co. Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ X ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 62,889,096
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 62,889,096
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,889,096[3]

_________________________

3  In accordance with the Release, this filing reflects the securities beneficially owned by certain operating units of Morgan Stanley and its subsidiaries and affiliates. This filing does not reflect securities, if any, beneficially owned by any operating units of Morgan Stanley and its subsidiaries and affiliates whose ownership of securities is disaggregated from these operating units in accordance with the Release. The 62,889,096 share number set forth above includes (a) the 1,621,562 Common Shares beneficially owned by the Reporting Person, plus (b) 61,267,534 Common Shares into which the $45,950,651 in aggregate principal amount of Convertible Notes beneficially owned by the Reporting Person may be converted (which amount includes PIK interest paid through July 15, 2007, the most recent interest payment date). The exact number of Common Shares into which the Convertible Notes are convertible is not calculable at the present time because the Conversion Price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval by the majority noteholders). The 62,889,096 share number used above represents the maximum number of Common Shares that the Convertible Notes may be converted into pursuant to the terms of the Convertible Notes (which is based on the lowest Conversion Price that is applicable under the terms of the Convertible Notes, which is currently $0.75).

Page 4 of 23 Pages

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.47%[4]
14	TYPE OF REPORTING PERSON (See Instructions) CO

_________________________

4  With respect to the calculation of the percentage of the outstanding Common Shares beneficially owned by the Reporting Persons, 71,504,794 was used as the total amount of outstanding Common Shares of the Company, which includes (a) the 10,630,000 total outstanding Common Shares amount reported by the Company as of November 1, 2007 and (b) the 61,267,534 Common Shares issuable upon full conversion of the Convertible Notes beneficially owned by the Reporting Person.

Page 5 of 23 Pages

                 Reference is made to the Statement on Schedule 13D filed on February 9, 2004, as amended by Amendment No. 1 thereto filed on April 15, 2004, Amendment No. 2 thereto filed on April 23, 2004, Amendment No. 3 thereto filed on June 23, 2005, Amendment No. 4 thereto filed on October 24, 2005, Amendment No. 5 thereto filed on January 31, 2006, and Amendment No. 6 thereto filed on April 17, 2007 (as amended, the “Schedule 13D” ), on behalf of Morgan Stanley, a Delaware corporation (“MS”), and Morgan Stanley & Co. Incorporated, a Delaware corporation (“MS&Co”, together with MS, the “Reporting Persons”).

Item 1. Security And Issuer

The class of equity securities to which this statement relates is the common stock, $.01 par value per share (“Common Stock”) of Viatel Holding (Bermuda) Limited, a Bermuda corporation (the “Company”). The principal executive offices of the Company are located at Inbucon House, Wick Road, Egham, Surrey TW20 OHR, United Kingdom.

Item 2. Identity And Background

(a)      This Schedule 13D is being filed jointly on behalf of the Reporting Persons. MS&Co is a wholly-owned subsidiary of MS.

(b) The address of the principal business and the principal office of each of the Reporting Persons is 1585 Broadway, New York, New York 10036.

(c) Not applicable.

(d) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedules A and B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, any of the persons listed on Schedules A and B attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than as described in Exhibit A hereto.

(f) The state of incorporation of each of the Reporting Persons is Delaware.

Item 3. Source and Amount of Funds and Other Consideration

The Reporting Persons have not purchased any additional Common Stock since the filing of the prior Schedule 13D amendment. The additional 1,778,487 shares of Common Stock reflected herein represent shares of Common Stock beneficially owned as a result of the receipt by MS&Co of PIK interest on the Convertible Notes (as defined in the prior amendment to the Schedule 13D). No consideration was paid with respect to the receipt of such PIK interest.

Page 6 of 23 Pages

Item 4. Purpose Of The Transaction

              The portion of Item 4 labeled “Other” in the prior Schedule 13D amendment is updated as follows:

In connection with the proposed “going-private” transaction to be effected by the 300-to-1 share consolidation proposed by the Company (the “Share Consolidation”), as described in the Schedule 13E-3 – Transaction Statement filed by the Company with the SEC on December 19, 2007 (the “Company Filing”), MS&Co has been asked by the Company to provide and has provided their consent to the following items:

i) as the holder of a majority of the principal amount of Convertible Notes outstanding, MS&Co has waived any right the holders of the Convertible Notes may have to any adjustment to the conversion price of such notes as a result of any payment for the fractional shares resulting from the Share Consolidation and has agreed and acknowledged that no other written notices or adjustments are required under the terms of the Convertible Notes and that no event of default will arise as a result of the Company’s implementation of the proposed Share Consolidation (including, without limitation, payments to be made in respect of fractional shares); and

ii) as a holder of the Special Share (as defined in the Company Filing) and as required by the Company’s Bye-Laws, MS&Co has consented to certain of the terms of the Share Consolidation as described in the Company Filing.

MS&Co, as the holder of a majority of the principal amount of Convertible Notes and the Increasing Rate Notes (as defined in the prior Schedule 13D amendment and together with the Convertible Notes, the “Notes”), has also been asked to direct and has directed Law Debenture Trust Corporation plc, as the security trustee appointed under certain security deeds to hold certain security interests in or with respect to the Company in trust for certain or all of the holders of the Notes, to give such consents to the actions proposed to be implemented in connection with the Share Consolidation as may be required under such security deeds.

As reported by the Company in the Company Filing, MS&Co (i) has determined not to vote its Special Share in connection with any shareholder vote required as part of the Share Consolidation and (ii) will vote its shares of Common Stock at the Special General Meeting convened by the Company to consider the Share Consolidation and certain amendments to the Company's Bye-Laws.

If the Share Consolidation is effected, the conversion price of the Convertible Notes will automatically adjust from $0.75 a Share to $225 a Share. In addition, if the Share Consolidation is effected the Reporting Persons expect to beneficially own approximately 209,630 shares of Common Stock, or approximately 87% of the shares of Common Stock outstanding as adjusted for the Convertible Notes owned by MS&Co.

The description of the terms of the consents and waivers contained herein is a summary only, and is qualified in its entirety by the terms of the such consents and waivers, which are filed as exhibits to this Schedule 13D and are incorporated herein by reference.

Page 7 of 23 Pages

Depending on prevailing market, economic and other conditions and subject to the terms of the agreements discussed above, the Reporting Persons may at any time, or from time to time, acquire additional securities of the Company or its subsidiaries, dispose of securities of the Company or its subsidiaries, convert debt securities into equity securities of the Company, engage in discussions with officers or directors of or other investors in the Company or its subsidiaries concerning financing or further acquisitions or dispositions of securities of the Company or its subsidiaries or otherwise invest in the Company or its subsidiaries. The Reporting Persons intend to review their investment in the Company and its subsidiaries on a continuing basis and, depending upon the price and availability of the Company’s or its subsidiaries’ securities, subsequent developments concerning the Company and its subsidiaries, the Company and its subsidiaries’ business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Company or the subsidiaries, to convert their debt securities to equity securities of the Company, or to sell any or all of the securities of the Company and its subsidiaries that they hold. As part of this ongoing review, the Reporting Persons may engage legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Company. From time to time the Reporting Persons may engage in discussions with officers and directors of the Company or its subsidiaries concerning the foregoing and regarding a merger or other extraordinary transaction involving the Company, a change to the present board of directors of the Company or a change to the present capitalization or dividend policy of the Company.

Except as set forth in this Item 4 or in the prior Schedule 13D amendment, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item.

Item 5. Interest in Securities of the Issuer.

(a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MS may be deemed to beneficially own 62,889,096 shares of Common Stock, or approximately 87.47% of the outstanding shares of Common Stock. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS&Co. may be deemed to beneficially own 62,889,096 shares of Common Stock, or approximately 87.47% of the outstanding shares of Common Stock.

The 62,889,096 share number set forth above includes (a) the 1,621,562 shares of Common Stock beneficially owned by the Reporting Person, plus (b) 61,267,534 shares of Common Stock into which the $45,950,651 in aggregate principal amount of Convertible Notes beneficially owned by the Reporting Person may be converted (which amount includes PIK interest paid through July 15, 2007, the most recent interest payment date). The exact number of shares of Common Stock into which the Convertible Notes are convertible is not calculable at the present

Page 8 of 23 Pages

time because the Conversion Price used for such conversion is based upon a calculation of the total equity value of the Company, to be calculated at the time of conversion by the Board of Directors of the Company (subject to approval by the majority noteholders). The 61,267,534 share number used above represents the maximum number of shares of Common Stock that the Convertible Notes may be converted into (assuming the Company does not pay interest on the Convertible Notes in the form of additional Convertible Notes) pursuant to the terms of the Convertible Notes (which is based on the lowest Conversion Price that is applicable under the terms of the Convertible Notes, which is currently $0.75) .

With respect to the calculation of the percentage of the outstanding Common Stock beneficially owned by the Reporting Persons, 71,504,794 was used as the total amount of outstanding Common Stock of the Company, which includes (a) the 10,630,000 total outstanding Common Stock amount which has been reported by the Company as of November 1, 2007 and (b) the 61,267,534 shares of Common Stock issuable upon full conversion of the Convertible Notes beneficially owned by the Reporting Person.

        To the knowledge of the Reporting Persons, none of the persons listed on Schedule A or Schedule B hereto beneficially owns any shares of Common Stock.

The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

(b) By virtue of the relationship previously reported under Item 2 of this statement, MS may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by MS&Co.

       (c) None of the Reporting Persons nor, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those on listed on Schedule A and Schedule B hereto), has effected any transactions in the Common Stock during the past 60 days.

(d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MS&Co. and the proceeds from the sale of the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

See Item 4 and the prior Schedule 13D amendment.

Item 7. Materials to be Filed as Exhibits.

There is filed herewith and incorporated herein the following Exhibits:

Exhibit 26: Convertible Note Waiver and Consent

Exhibit 27: Form of Security Trustee Consent

Exhibit 28: Consent of Holder of Special Share

Page 9 of 23 Pages

EXHIBIT INDEX

EXHIBIT 26	Convertible Note Waiver and Consent
EXHIBIT 27	Form of Security Trustee Consent
EXHIBIT 28	Consent of Holder of Special Share

Page 10 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2007

MORGAN STANLEY
By:

/s/ Dennine Bullard
Name: Dennine Bullard
Title: Authorized Signatory

MORGAN STANLEY & CO. INCORPORATED
By:

/s/ Dennine Bullard
Name: Dennine Bullard
Title: Authorized Signatory

Page 11 of 23 Pages

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY

     The names of the directors and the names and titles of the executive officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS and each individual is a United States citizen.

Name	Title
*John J. Mack	Chairman of the Board and Chief Executive Officer
*Roy J. Bostock	Chairman of the Partnership for a Drug-Free America
*Erskine B. Bowles	President of the University of North Carolina
*Howard J. Davies[1]	Director, The London School of Economics and Political Science
*C. Robert Kidder	Chairman and Chief Executive Officer, 3 Stone Advisors LLC
*Donald T. Nicolaisen	Director
*Charles H. Noski	Director
*Hutham S. Olayan	President, Chief Executive Officer and Director of Olayan America
Corporation
*Charles E. Phillips, Jr.	President and Director of Oracle Corporation
*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School
*Laura D’Andrea Tyson	Professor of Economics and Business at the Walter A. Haas School of
Business at the University of California, Berkeley
*Klaus Zumwinkel[2]	Chairman of the Board of Management of Deutsche Post AG
Zoe Cruz	Co-President
Gary G. Lynch	Chief Legal Officer
Eileen K. Murray	Head of Global Operations and Technology
Thomas R. Nides	Executive Vice President and Chief Administrative Officer and
Secretary
Robert W. Scully	Co-President
David H. Sidwell	Executive Vice President and Chief Financial Officer

1 Howard Davies is an English citizen.

2 Klaus Zumwinkel is a German citizen.

* Director

Page 12 of 23 Pages

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY & CO. INCORPORATED

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley & Co. Incorporated (“MS&Co”) and their business addresses and principal occupations are set forth below. If no address is given, the Director’s or Executive Officer’s business address is that of MS&Co at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS&Co and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation
*Walid A. Chammah	Managing Director of MS&Co and Co-President of MS
*Charles Chasin	Managing Director of MS&Co

*Richard Portogallo	Managing Director of MS&Co and Regional Co-Head of Americas,
Institutional Sales and Trading of MS
*James P. Gorman	Managing Director, Chairman, President, & Chief Executive Officer of MS&Co and Co-President of MS

*Neal A. Shear	Managing Director of MS&Co and Chairman of Commodities of MS

*Cordell G. Spencer[1]	Managing Director of MS&Co and Global Co-Head of Investment Banking of MS

Fred J. Gonfiantini	Chief Financial Officer and Chief Operations Officer of MS&Co
John H. Faulkner	General Counsel and Secretary of MS&Co
Kirk Wickman	General Counsel and Secretary of MS&Co
David K. Wong	Treasurer of MS&Co
Jill W. Ostergaard	Chief Compliance Officer of MS&Co
Michelle B. Oroschakoff	Chief Compliance Officer of MS&Co
Joseph D'Auria	Controller of MS&Co

[1] Cordell G. Spencer is a Canadian citizen. * Director

Page 13 of 23 Pages

Exhibit A

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries. On April 1, 2007, Morgan Stanley merged Morgan Stanley DW Inc. (“MSDWI”) into Morgan Stanley & Co. Incorporated (“MS&Co.”), and MS&Co., the surviving entity, became Morgan Stanley’s principal U.S. broker-dealer.

(a) In April 2003, MS&Co., along with nine other financial services firms operating in the U.S., reached a settlement with the Securities and Exchange Commission (“SEC”), the New York State Attorney General’s Office, the New York Stock Exchange (“NYSE”), the National Association of Securities Dealers, Inc. (“NASD”), and the North American Securities Administrators Association (on behalf of state securities regulators) to resolve their investigations relating to alleged research conflicts of interest. Without admitting or denying allegations with respect to violations of certain rules of the NYSE and NASD relating to investment research activities (there were no allegations of fraud or federal securities law violations made against MS&Co.), Morgan Stanley agreed, among other things, to (1) pay $25 million as a penalty, (2) pay $25 million as disgorgement of commissions and other monies, (3) provide $75 million over five years to make available independent third-party research to clients and (4) be permanently enjoined from violating certain rules of the NYSE and NASD relating to investment research activities.

(b) In November 2003, MSDWI consented, without admitting or denying the findings, to an entry of an order (the “Order”) that resolved the SEC’s and NASD’s investigations into certain practices relating to MSDWI’s offer and sale of certain mutual funds from January 1, 2000 to the date of the Order. Pursuant to the Order, MSDWI was ordered to (1) cease and desist from committing any violations and any future violations of Section 17(a)(2) of the Securities Act of 1933, as amended, and Rule 10b-10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (2) distribute for the benefit of certain customers who purchased funds through MSDWI pursuant to marketing arrangements between MSDWI and certain mutual fund complexes the amount of $50 million and (3) make certain disclosures and take certain other actions with respect to proprietary mutual funds.

(c) In November 2004, Morgan Stanley reached a settlement with the SEC to resolve an informal accounting investigation by executing an offer of settlement and agreeing to entry of a cease-and-desist order. The SEC found that Morgan Stanley valued certain impaired aircraft in its aircraft leasing business in late 2001, late 2002 and early 2003, and certain bonds in its high-yield bond portfolio in late 2000, in a manner that did not comply with generally accepted accounting principles, and thus violated financial reporting, recordkeeping and internal control provisions of the federal securities laws. The resolution did not involve any restatement of past financial statements, any monetary penalty or any allegation of fraud.

(d) In December 2004, MS&Co. and MSDWI reached a settlement with the NYSE under which Morgan Stanley executed two stipulations of facts and consent to penalty. The first stipulation was with respect to Morgan Stanley’s failure to comply with certain prospectus delivery requirements, operational deficiencies and other matters, and included a fine of $13

Page 14 of 23 Pages

million. The second stipulation was with respect to employee defalcations, and included a fine of $6 million.

(e) In January 2005, the SEC announced a settlement with MS&Co. and Goldman Sachs & Co. resolving the SEC’s investigation relating to initial public offering (“IPO”) allocation practices. The SEC filed a settled civil injunction action in the United States District Court for the District of Columbia against MS&Co. relating to the allocation of stock to institutional customers in IPOs underwritten during 1999 and 2000. Under the terms of the settlement, Morgan Stanley agreed, without admitting or denying the allegations, to the entry of a judgment enjoining it from violating Rule 101 of Regulation M and the payment of a $40 million civil penalty. The court approved the settlement on February 4, 2005. The complaint alleges that MS&Co. violated Rule 101 of Regulation M by attempting to induce certain customers who received allocations of IPOs to place purchase orders for additional shares in the aftermarket.

(f) In May 2006, MS&Co. reached a settlement with the SEC, NYSE and NASD relating to its production of email in the research analyst and IPO investigations from December 2000 through at least July 2005. The complaint alleges that Morgan Stanley did not timely produce emails in response to requests in those matters because it did not diligently search for back-up tapes containing responsive emails until 2005, and because it over-wrote back-up tapes potentially containing responsive email until at least December 2002. Without admitting or denying the allegations of the complaint, Morgan Stanley consented to (1) a permanent injunction barring future violations of §17(b) of the Exchange Act (which requires, among other things, that Morgan Stanley respond promptly to SEC subpoenas and requests) and the relevant regulations promulgated thereunder and (2) the payment of a $15 million civil penalty, $5 million of which will be paid to NASD and the NYSE.

(g) In May 2007, MS&Co. consented, without admitting or denying the findings, to a censure, the entry of an order (the “Order”) that resolved the SEC’s investigation into violations of MS&Co.’s duty to obtain the best price possible for certain retail orders for over-the-counter securities processed by Morgan Stanley’s computerized market-making system from October 24, 2001 through December 8, 2004. Pursuant to the Order, Morgan Stanley was ordered to (1) cease and desist from committing any violations and any future violations of Section 15(c)(1)(A) of the Exchange Act, which prohibits broker-dealers from using manipulative, deceptive or fraudulent devices or contrivances to effect securities transactions, (2) pay disgorgement of $5,949,222 and pre-judgment interest thereon of $507,978 and (3) pay a civil money penalty of $1.5 million. Morgan Stanley also agreed to retain an independent distribution consultant to develop and implement a distribution plan for the disgorgement ordered, and to retain an independent compliance consultant to conduct a comprehensive review and provide a report on its automated retail order handling practices.

(h) On September 27, 2007, the Financial Industry Regulatory Authority (“FINRA”) announced that the Company entered into a Letter of Acceptance, Waiver and Consent (the “AWC”) to resolve charges filed by FINRA on December 19, 2006. In the AWC, FINRA found that, among other things, the Company provided inaccurate information regarding the existence of pre-September 11, 2001 emails and failed to provide such emails to arbitration

Page 15 of 23 Pages

claimants and regulators in response to discovery obligations and regulatory inquiries, failed adequately to preserve books and records, and failed to establish and maintain systems and written procedures reasonably designed to preserve required records and to ensure that it conducted adequate searches in response to regulatory inquiries and discovery requests. The AWC also included findings that the Company failed to provide arbitration claimants with updates to a supervisory manual when called for in discovery. FINRA found that the Company violated Section 17(a) of the Securities Exchange Act of 1934, Rule 17a-4 thereunder, NASD Conduct Rules 2110, 3010 (a) and (b) and 3110, NASD Procedural Rule 8210 and Interpretative Material 10100 under the NASD Code of Arbitration Procedure. In the settlement, the Company neither admitted nor denied these findings. The settlement established a $9.5 million fund for the benefit of potentially affected arbitration claimants to be administered by a third party at the expense of the Company. In addition, the Company was censured and agreed to pay a $3 million regulatory fine and to retain an independent consultant to review its procedures for complying with discovery requirements in arbitration proceedings relating to the Company’s retail brokerage operations.

In addition, MS&Co. and MSDWI have been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by MS&Co. and MSDWI consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the MS&Co. Form BD and the MSDWI Form BD filed with the SEC, which descriptions are hereby incorporated by reference.

Page 16 of 23 Pages

EXHIBIT 26

to

SCHEDULE 13D

WAIVER AND CONSENT

WAIVER AND CONSENT, dated as of December 19, 2007 (this “Waiver and Consent”), relating to the 8% Convertible Senior Secured Notes Due 2014 (as amended, the “2004 Notes”) issued and sold by Viatel Holding (Bermuda) Limited (the “Company”) pursuant to the Investment and Note Purchase Agreement (as amended, the “Existing Agreement”), dated as of April 21, 2004, by and among and the purchasers named therein and the Company. Capitalized terms used in this Waiver and Consent and not defined shall have the meanings assigned to them in the 2004 Notes.

Whereas, the Company desires to effect a share consolidation under Bermuda law pursuant to which every 300 existing Common Shares, par value $0.01 per share, of the Company (“Existing Common Shares”), will be consolidated into a single new Common Share of the Company having a par value of $3.00 (each, a “New Common Share”) with a view to bringing the number of registered holders of its common shares below 300 in a “going-private” transaction to permit deregistration by the Company under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Share Consolidation”);

Whereas, shareholders of the Company whose holdings of Common Shares cannot be consolidated into an exact number of New Common Shares will be left with shares representing fractions of a fraction of a New Common Share in respect of which they will receive a cash consideration representing $0.44 for each Existing Common Share not consolidated into a New Common Share as a result of the Share Consolidation (collectively, the “Fractional Share Entitlement Payments”);

Whereas, Section 4.2(a)(vi) of the 2004 Notes provides, in part, that in case of an acquisition of Common Shares (as defined in the 2004 Notes) by the Company or any subsidiary of the Company, the Conversion Price shall be reduced in accordance with the provisions thereof;

Whereas, to the extent the making of the Fractional Share Entitlement Payments may be deemed to be an acquisition of Common Shares by the Company or a subsidiary, and therefore require an adjustment to the Conversion Price pursuant to Section 4.2(a)(iv) of the 2004 Notes, the Company desires to seek a waiver of the applicability of such provision;

Whereas, in order to facilitate the Share Consolidation and related Fractional Share Entitlement Payments, the Company has requested that Morgan Stanley & Co. Incorporated, as the holder of a majority of the principal amount of the 2004 Notes outstanding as of the date hereof (in such capacity, the “Majority Noteholder”), and the Majority Noteholder has agreed to, waive the applicability of certain provisions of the 2004 Notes;

Now, therefore, the parties hereto, intending to be legally bound, hereby agree as follows.

1.          Waiver of Adjustment. The Majority Noteholder hereby agrees to waive the applicability of Section 4.2(a)(vi) of the 2004 Notes in the context of the Fractional Share Entitlement Payments contemplated in connection with the Share Consolidation.

Page 17 of 23 Pages

2.             Adjustment of Conversion Price. The Majority Noteholder hereby acknowledges and agrees that the Base Conversion Price after giving effect to the Share Consolidation effected at a ratio of 300 Existing Common Shares for 1 New Common Share shall be automatically adjusted pursuant to Section 4.2(a)(ii) from $0.75 to $225 and that no other adjustment to the Conversion Price shall be required to be made under the 2004 Notes as a result of the Share Consolidation and the Fractional Share Entitlement Payments.

3.            Notice Requirements. The Majority Noteholder hereby acknowledges and agrees that neither the Share Consolidation nor the Fractional Share Entitlement Payments constitutes an event requiring written notice thereof to be delivered to the Holders pursuant to Section 4.2(d) of the 2004 Notes.

4.             No Event of Default. The Majority Noteholder hereby confirms that neither the Share Consolidation nor the Fractional Share Entitlement Payments shall constitute (i) a Fundamental Change as such term is defined in the 2004 Notes or (ii) an Event of Default under Section 7.1 of the 2004 Notes, including without limitation, Section 7.1(l), and no further notice or action shall be required of the Company under the 2004 Notes in connection therewith.

5.           Governing Law; Jurisdiction; Waiver of Trial by Jury. This Waiver and Consent shall be construed in accordance with the internal laws of the State of New York without regard to the conflicts of laws provisions thereof. Each party hereto hereby irrevocably submits to the jurisdiction of any court of the State of New York located in the County of New York or the United States District Court for the Southern District of the State of New York, any appellate courts from any thereof (any such court, a “New York Court”) or any court of the United Kingdom located in London, or any appellate courts from any thereof (any such court, a “U.K. Court”), for the purpose of any suit, action or other proceeding arising out of or relating to this Waiver and Consent or under any applicable securities laws and arising out of the foregoing, which is brought by or against such party, and each such party hereby irrevocably agrees that all claims in respect of any such suit, action or proceeding will be heard and determined in any New York Court or U.K. Court. Each such party hereby agrees not to commence any action, suit or proceeding relating to this Waiver and Consent other than in a New York Court except to the extent mandated by applicable law. Each such party hereby waives any objection that it may now or hereafter have to the venue of any such suit, action or proceeding in any such court or that such suit, action or proceeding was brought in an inconvenient court and agree not to plead or claim the same.EACH PARTY TO THIS WAIVER AND CONSENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER THIS WAIVER AND CONSENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT THIS WAIVER AND CONSENT, OR THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS WAVIER AND CONSENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Page 18 of 23 Pages

6.            Separability. If any one or more of the provisions contained in this Waiver and Consent shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Waiver and Consent and such provision shall be interpreted to the fullest extent permitted by the law; provided that the Company and the Majority Noteholder shall use their reasonable best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such provision.

7.            Successors and Assigns. All agreements of the Company and the Majority Noteholder hereunder shall bind their respective successors and assigns.

IN WITNESS HEREOF, THE PARTIES HERETO HAVE CAUSED THIS WAIVER AND CONSENT TO BE DULY EXECUTED AS OF THE DATE FIRST WRITTEN ABOVE:

VIATEL HOLDING (BERMUDA) LIMITED

By:	/s/ Lucy Woods
Name: Lucy Woods
Title: Chief Executive Officer

AGREED AND ACCEPTED AS OF THE DATE FIRST WRITTEN ABOVE:

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Thomas E. Doster IV
Name: Thomas E. Doster IV
Title: Managing Director

Page 19 of 23 Pages

EXHIBIT 27

to

SCHEDULE 13D

Viatel Holding (Bermuda) Limited

c/o VTL (UK) Limited

Inbucon House

Wick Road

Egham

Surrey TW20 0HR

FAO: Stuart Blythe

December 19, 2007

Dear Sirs

Viatel Holding (Bermuda) Limited (the “Company”) – Consent to proposed share consolidation and purchase of fractional shares

Reference is made to:

1.

Schedule 4, Clause 1.3 (g) of the Security Trust and Intercreditor Deed dated April 21, 2004 made between the Company, The Law Debenture Trust Corporation plc as Security Trustee (the “Security Trustee”), the Original Guarantors named therein and the Original Noteholders named therein (the “Original Noteholders”), as amended on March 14 and December 21, 2006, and April 3 and August 8, 2007 (the “2004 Deed”); and

2.

Schedule 4, Clause 1.3 (g) of the Security Trust and Intercreditor Deed dated June 23, 2005 made between the Company, the Security Trustee, the Guarantors named therein and the Noteholders named therein (the “2005 Noteholders”), as amended on March 14 and December 21, 2006, and April 3 and August 7, 2007 (the “2005 Deed”).

Terms used in this letter have the meanings given to them in the 2004 Deed and the 2005 Deed, unless noted otherwise.

The Company is proposing to engage in a “going-private” transaction to enable the Company to terminate its public reporting obligations with the U.S. Securities and Exchange Commission. Specifically, the Company wishes to effect a share consolidation (the “Share Consolidation”) under Bermuda law pursuant to which: (i) every existing three hundred common shares, par value US $0.01 per share, of the Company (the “Existing Common Shares”) will be consolidated into a single new common share of the Company, having a par value of US $3.00 (each, a “New Common

Page 20 of 23 Pages

Share”); and (ii) any shareholders of the Company whose holding of Existing Common Shares cannot be consolidated into an exact number of New Common Shares will be left with fractional entitlements to New Common Shares in respect of which they will receive US $0.44 for each Existing Common Share not consolidated into a New Common Share as a result of the Share Consolidation.

Under the terms of each of the 2004 Deed and the 2005 Deed, the Company cannot merge or consolidate with any other person, enter into any de-merger transaction or participate in any other corporate reconstruction without the prior written consent of the Security Trustee.

Accordingly, the Company has requested that the Security Trustee consent, pursuant to the terms of, respectively, the 2004 Deed and the 2005 Deed, to the Company undertaking the Share Consolidation.

With effect from the date hereof and for the purposes of the undertakings given by the Company Parent pursuant to paragraph 1.3 (g) of Schedule 4 of the 2004 Deed and pursuant to paragraph 1.3 (g) of Schedule 4 to the 2005 Deed, the Security Trustee on behalf of itself and the Original Noteholders, and the Security Trustee on behalf of itself and the 2005 Noteholders, hereby consents to the Company undertaking the Share Consolidation.

This letter shall be governed in accordance with the laws of England.

For and on behalf of

The Law Debenture Trust Corporation plc

.......................................................

Name:

Title:

Date:	2007

Page 21 of 23 Pages

EXHIBIT 28

to

SCHEDULE 13D

WRITTEN CONSENT of the registered holder of the Special Share of Viatel Holding (Bermuda) Limited (the “Company”) effective as of December 19, 2007.

WHEREAS, the Company desires to effect a share consolidation under Bermuda law pursuant to which every 300 existing Common Shares, par value $0.01 per share, of the Company (“Existing Common Shares”), will be consolidated into a single new Common Share of the Company having a par value of $3.00 (each, a “New Common Share”) with a view to bringing the number of registered holders of its common shares below 300 in a “going-private” transaction to permit deregistration by the Company under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Share Consolidation”);

WHEREAS, shareholders of the Company whose holdings of Existing Common Shares cannot be consolidated into an exact number of New Common Shares will be left with shares representing fractions of a New Common Share in respect of which they will receive a cash consideration representing $0.44 for each Existing Common Share not consolidated into a New Common Share as a result of the Share Consolidation (collectively, the “Fractional Share Entitlement Payments”);

WHEREAS, shares representing fractions of a New Common Share will be aggregated into New Common Shares and sold to VTL, Inc., a wholly-owned subsidiary of the Company (“VTL”) at a purchase price equivalent to $132.00 per New Common Share (the “Fractional Share Purchase”) with the proceeds of such sale and purchase being distributed in due proportions amongst the Company’s shareholders in payment for their Fractional Share Entitlment Payments;

WHEREAS, it is proposed that VTL may, prior to the Share Consolidation, subscribe for and be allotted additional Existing Common Shares in such number (but in no event to exceed 299 Existing Common Shares) (the “Subsidiary Share Allotment”) that when added to the number of shares representing fractions of New Common Shares as are held by all of the Company’s shareholders (other than VTL) and which arise from the Share Consolidation, can be aggregated into a whole number of New Common Shares (with the excess shares representing fractions, if any, being deemed to be held by VTL and which will be sold to the Company at par value);

WHEREAS in connection with the Fractional Share Purchase, the Company may subscribe for share capital of, or contribute or lend monies to, VTL sufficient for such subsidiary to fund the Fractional Share Purchase (the “Subsidiary Capitalization”);

WHEREAS, in connection with the Share Consolidation, the Company has determined to amend its Bye-Laws to (i) facilitate the Fractional Share Purchase; (ii) prevent the number of holders of record of its common shares from exceeding two-hundred and fifty (250); and (iii) permit the electronic delivery (including by way of publication on a website) of notices or other documents to its shareholders, in accordance with the Companies Act 1981 (Bermuda), together with such incidental amendments to the Bye-Laws of the Company as are required in connection with the foregoing (collectively the “Bye-Law Amendments”);

Page 22 of 23 Pages

WHEREAS, the terms of the Share Consolidation, the Fractional Share Purchase, the Subsidiary Share Allotment, the Subsidiary Capitalization and the Bye-Law Amendments, are described more fully in the draft resolutions of the Board of Directors of the Company and/or the draft solicitation statement, copies of which are attached hereto respectively as Appendices “A” and “B”; and

WHEREAS, pursuant to Bye-Law 76A of the Bye-laws of the Company, the prior consent in writing of the registered holder of the Special Share (as such term is defined in the Bye-Laws (the “Holder”)) is required in connection with the taking of certain of the actions referred to above, specifically: (i) the Fractional Share Purchase (involving the offer and sale of equity securities of the Company as referenced in sub-paragraph 3(a) of Bye-Law 76A); (ii) the Subsidiary Share Allotment (involving both a sale and issuance of equity securities of the Company and a transaction between the Company and a subsidiary, as referenced in, respectively, sub-paragraphs (3)(a) and (3)(d) of Bye-Law 76A); and (iii) the Subsidiary Capitalization (involving a transaction between the Company and a subsidiary as referenced in sub-paragraphs 3(a) and (d) of Bye-Law 76A);

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Holder hereby agrees and consents, to all such actions as are referenced above for which its consent is required under Bye-Law 76A and, specifically, to the Fractional Share Purchase, the Subsidiary Share Allotment and the Subsidiary Capitalization.

MORGAN STANLEY & CO., INCORPORATED

/s/ Thomas E. Doster IV

Per: Thomas E. Doster IV

Title: Managing Director

Page 23 of 23 Pages